Osage Exploration and Development, Inc.

November 30, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Donna Levy, Attorney, Division of Corporate Finance
Tel: (202) 551-3292

VIA OVERNIGHT MAIL AND VIA EDGAR

Re:	Osage Exploration and Development, Inc.
Amendment No. 2 to Registration Statement on Form 10-SB
Filed October 15, 2007
File No. 0-52718

Dear Ms. Levy:

Enclosed please find our response to the above filings to your engineering comments dated November 20, 2007.

1.	We have removed the term “Incremental recovery reserves” and any reference to it from our website. Please note that our website address is:

2.	We have removed all references to proved undeveloped reserves in the Hansford property on pages 2, F-8 and F-14.

3.	We have amended the table in the document to remove the inconsistency.

4.	We have amended our tables in the document to ensure that the revenues and costs are consistent with the third party engineer’s report.

5.	Please see the enclosed response and technical data provided by Mr. Greg Franklin in response to your request for four technical items in support of our disclosed proved reserves.

6.
The Osage water flood unit produces from both the actual secondary recovery formation the Red Fork Sand and the Bartlesville formation. The Bartlesville sand is approximately 150 feet below the Red Fork. Although the Bartlesville sand produced some oil when originally completed, only a few feet of oil was present with water below. The Bartlesville sand is approximately 100 to 150 feet thick and highly porous and permeable. The formation is produced, along with the Red Fork, for source water only. The water produced from the Red Fork is not sufficient to sustain a water flood operation. The Bartlesville is produced for the source water only.

We believe that the changes contained in Amendment no. 4 to the Company's Form 10-SB address the staff’s comments as set forth in your letter dated November 20, 2007. We further believe that you have no additional comments and that no further review of the Registration Statement will be made.  In the event that the staff believes otherwise, we would appreciate receiving notification and guidance as soon as possible.

Thank you very much for your courtesy and attention. If you have any questions, please contact me immediately.

Regards,

_______________________
Kim Bradford
President and CEO

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-551-0194